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KRISTOPHER D. BROWN kristopher.brown@dechert.com +1 212 698 3679 Direct +1 212 698 0697 Fax

August 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:  Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:                             Zealand Pharma A/S

Registration Statement on Form F-1;

Filed July 6, 2017

File No. 333-219184

Ladies and Gentlemen:

Zealand Pharma A/S (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to the Registrant dated July 21, 2017 with respect to the Registrant’s Registration Statement on Form F-1, filed with the SEC on July 6, 2017 (the “Registration Statement”).  For your convenience, the Staff’s comments are numbered and presented in italicized type below, and each comment is followed by the Registrant’s proposed response. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as filed with the Commission on August 1, 2017, marked against the Registration Statement. If the Staff would like additional hard copies, please so advise, and we would be happy to provide additional copies.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1.

Cover page

1.              We note your response to our prior comment 1. However, on page 190 you state that “[t]he initial public offering price will be determined by negotiations between us and the representatives” and you list multiple factors that you will consider in setting the offering price. Please revise your disclosure on page 190 to reflect that you expect the initial public offering price to be substantially similar to the home market trading price, or, in the alternative, please disclose a bona fide price range on the prospectus cover page or a percentage range based on the home market trading price within which you intend to price the securities.

Response: The Registrant acknowledges the Staff’s comment and notes to the Staff that pursuant to Danish regulations and following discussions with the underwriters, the Registrant does expect that the U.S. IPO price will be largely based on the home market trading price.  As such, the Registrant has amended the disclosure on page 190 to reflect that the fact that it expects the initial public offering price to be substantially similar to the home market trading price and conform to that included on the cover page.

Prospectus Summary, page 1

2.              We note your statement on page 6 and elsewhere that “dasiglucagon was observed to be safe….” as well as a similar statement about glepaglutide appearing on page 109. Because approval of the U.S. Food and Drug Administration and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is safe, it is premature for you to describe or suggest that your product candidates are safe. Accordingly, please revise these statements.

Response: In response to the Staff’s comment, the Registrant has amended the disclosure on pages 6, 95 and 115 to remove references to its product candidates as being safe.

Exhibits 8.1 and 8.2

3.              We note that you intend to file legal opinions relating to certain tax matters. To the extent that you intend to file short-form tax opinions, please revise your disclosure in the prospectus to provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove language stating that “generally” certain tax consequences will apply or that the disclosure in these sections is a general summary. The short-form opinion and the disclosure in the prospectus both must clearly state that it is the opinion of counsel. For guidance, please refer to Staff Legal Bulletin No. 19.

Response: The Registrant acknowledges the Staff’s comment and has removed the tax opinions (Exhibits 8.1 and 8.2) from Amendment No. 1 and no longer plans to file legal opinions relating to tax matters as exhibits to Amendment No.1.

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We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	Zealand Pharma A/S
Mats Blom

Cooley LLP
Div Gupta
Charlie Kim
Joshua Kaufman

Dechert LLP
Patrick Lyons
Jonathan Schur